Exhibit 12.1
EXHIBIT 12.1 — STATEMENT RE: COMPUTATION OF RATIO
OF EARNINGS TO FIXED CHARGES
AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES
LIBERTY PROPERTY TRUST / LIBERTY PROPERTY LIMITED PARTNERSHIP
(Amounts in thousands except ratio amounts)

Three months
ended March 31,
2011

Earnings before fixed charges:
Income before allocation of noncontrolling interest and income from investments in unconsolidated subsidiaries	$34,591
Add: Interest expense	33,272
Depreciation expense on cap’d interest	421
Amortization of deferred financing costs	1,506

Earnings before fixed charges	$69,790

Fixed charges:
Interest expense	$33,272
Amortization of deferred financing charges	1,506
Capitalized interest	472

Fixed charges	35,250

Preferred share distributions	—
Preferred unit distributions	5,253

Combined fixed charges	$40,503

Ratio of earnings to fixed charges	1.98

Ratio of earnings to combined fixed charges	1.72